UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

SEC FILE NUMBER:	000-53364
CUSIP NUMBER:	168931 10 3

(Check One):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☒	Form 10-Q	☐	Form N-SAR	☐	Form N-CSR

For Period Ended:    September 30, 2011

☐           Transition Report on Form 10-K
☐           Transition Report on Form 20-F
☐           Transition Report on Form 11-K
☐           Transition Report on Form 10-Q
☐           Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

China Domestica Bio-Technology Holdings, Inc.
Full Name of Registrant

Former Name if Applicable

Room 2303, 2304 ShenFang Square, 3005 RenMing Road South
Address of Principal Executive Office (Street and Number)

LuFung District, Shenzhen, China 518001
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)
The subject annual report, semi-annual report, transition report on Form 10-Q, Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-Q, 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

Certain financial and other information necessary for an accurate and full completion of the Form 10-Q could not be provided within the prescribed time period without unreasonable effort or expense.
(Attach Extra Sheets if Needed)

PART IV – OTHER INFORMATION

(1)        Name and telephone number of person to contact in regard to this notification

Qingyu Meng	(86) 131	68096855
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes   ☐         No   ☒

•	The Registrant’s Form 10-K for the fiscal year ending March 31, 2011 has not been filed as of the date of this notification.
•	The Registrant’s Form 10-Q for the quarter ending June 30, 2011 has not been filed as of the date of this notification.

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes   ☐         No   ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

China Domestica Bio-Technology Holdings, Inc.
(Name of Registrant as Specified in Charter)

 has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 14, 2011	By:	/s/ Qingyu Meng
Qingyu Meng
President